UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

FORCE PROTECTION, INC.
Full Name of Registrant

Former Name of Registrant if Applicable

9801 Highway 78, Building No. 1
Address of Principal Executive Office (Street and Number)

Ladson, South Carolina 29456
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Force Protection, Inc. (“Force Protection” or the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) by the prescribed due date.   As previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2009, the Company was informed by the staff of the Commission (the “Staff”) on December 23, 2008 that, as a result of the deregistration of one of the Company’s prior auditors, Jaspers + Hall, PC in October 2008, the Staff believed that the Company should have a firm currently registered with the Public Company Accounting Oversight Board (the “PCAOB”) re-audit the Company’s consolidated financial statements for the fiscal year ended December 31, 2006, if such audit report is required to be included in any future filings with the Commission.  The audit report of the Company’s consolidated financial statements for the fiscal year ended December 31, 2006, is required to be filed with the Company’s 2008 Form 10-K.  On January 12, 2009, the Staff denied the Company’s request for relief from the requirement to obtain a re-audit by a registered public accounting firm currently registered with the PCAOB with respect to the Company’s consolidated financial statements for the fiscal year ended December 31, 2006.

In response to the Staff’s decision, on January 24, 2009, the Company’s Audit Committee engaged Grant Thornton LLP (“Grant Thornton”), the Company’s current independent registered public accounting firm, to re-audit the Company’s consolidated financial statements for the fiscal year ended December 31, 2006.  Grant Thornton is currently registered with the PCAOB, and on April 10, 2008, was engaged as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2007 and ending December 31, 2008.

As a result of the timing of the notification by the Staff of the requirement to obtain a re-audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2006, as well as the required procedures and time to conduct such re-audit, the Company was unable to provide all the necessary work papers to Grant Thornton in time to permit such re-audit to be completed by the prescribed due date.  Therefore, it is not practicable for the Company to file the 2008 Form 10-K by the prescribed due date without unreasonable effort or expense.  The Company is working as expeditiously as possible to provide all the necessary information and obtain the re-audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2006 which is required to be included in the Company’s 2008 Form 10-K, and intends to file the 2008 Form 10-K with the Commission promptly upon the completion of such re-audit.

Forward-Looking Statements

The information provided in this notification includes forward-looking statements, including statements regarding Force Protection’s ability to file the 2008 Form 10-K and the ability of Grant Thornton, the Company’s independent registered public accounting firm, to complete the re-audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2006.

Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  These statements are based on beliefs and assumptions by Force Protection’s management, and on information currently available to management.  Forward-looking statements speak only as of the date they are made, and Force Protection undertakes no obligation to update any of them publicly in light of new information or future events.  A number of important factors could cause actual result to differ materially from those contained in any forward-looking statements.  Examples of these factors include, but are not limited to, the timing and nature of the final resolution of the Company’s previously disclosed accounting issues, the Company’s ability to identify and remedy internal control weaknesses and deficiencies, its ability to effectively manage the risks in its business, and the other factors discussed in this notification.

(Attach extra Sheets if Needed)

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael Moody	843	574-7000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate or the results cannot be made.

The Company anticipates that its consolidated statement of operations included in the 2008 Form 10-K will report net sales of approximately $1.3 billion for the fiscal year ended December 31, 2008, representing an increase of approximately $435.7 million from net sales of $890.7 million reported for the fiscal year ended December 31, 2007.  The increase in net sales was primarily due to contacts awarded to the Company under the United States military’s Mine Resistant Ambush Protected vehicle program.  The Company also anticipates that it will report net income of $46.9 million for the fiscal year ended December 31, 2008, an increase of approximately $39.3 million from net income of $7.7 million reported for the fiscal year ended December 31, 2007.  In addition, the Company anticipates that it will report earnings per common share of $0.69 for the year ended December 31, 2008, up from the $0.11 per share reported for the fiscal year ended December 31, 2007.

FORCE PROTECTION, INC.

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2009	By:	/s/ Michael Moody
Name: Michael Moody
Title: President & Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).